                                                Filed pursuant to Rule 424(b)(3)
                                                SEC File No. 333-17127


                               2,617,969 Shares

                             SILVERADO FOODS, INC.

                                 Common Stock


     Up to 2,617,969 presently outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Silverado Foods, Inc. (the "Company") may be offered for sale from time to time by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares in this offering.

     Sales of shares by the Selling Shareholders may be effected from time to time in one or more transactions on the American Stock Exchange, including block trades, in negotiated transactions or in a combination of any such methods of sale. The selling price of the shares may be at the market price prevailing at the time of sale, at a price related to such prevailing market price or at a negotiated price. The Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution." The Company has agreed to indemnify the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act.

     The Company's Common Stock is traded on the American Stock Exchange under the trading symbol "SLV." On December 10, 1996, the last reported sale price of the Common Stock on the American Stock Exchange was $2 5/8 per share. See "Price Range of Common Stock."

     See "Risk Factors" beginning on page 3 for a discussion of certain factors that should be considered by prospective investors.

                              ____________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ____________________

               The date of this Prospectus is December 10, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail (at prescribed rates) from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such reports, proxy statements and other information can also be inspected and copied at the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881. In addition, the Commission maintains a Web site that contains reports, proxy statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference is made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, and each such statement is qualified in its entirety by such reference. Any interested party may inspect the Registration Statement, and the exhibits thereto, without charge, at the public reference facilities of the Commission, and may obtain copies of all or any portion of the Registration Statement from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (Commission File No. 1-13260), are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

     (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

     (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

     (c) The Company's Current Report on Form 8-K dated August 7, 1996 and Amendment No. 1 thereto dated October 21, 1996; and

     (d) The description of the Company's Common Stock contained in the Company's registration statement on Form 8-A, dated July 29, 1994, including any amendment or report heretofore or hereafter filed for the purpose of updating the description of the Common Stock contained therein.

     All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus, in a supplement to this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed supplement to this Prospectus or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Written or telephone requests for such copies should be directed to Dorvin D. Lively, Secretary, Silverado Foods, Inc., 6846 South Canton, Suite 110, Tulsa, Oklahoma 74136, telephone number (918) 496-2400.


                                  THE COMPANY

     The Company manufactures and markets various lines of specialty baked goods which are sold through multiple distribution channels. In addition, the Company's wholly owned subsidiary, Silverado Marketing Services, Inc. ("SMS"), is believed by the Company to be the nation's largest retail snack tray company, servicing approximately 73,000 accounts in 24 major metropolitan areas across the country. SMS services the in-office snack food and coffee needs of small businesses with between 5 and 50 employees.

     The Company sells specialty baked goods to retail grocery stores, wholesale club stores, the food service industry and the vending industry, and it sells gourmet foods to specialty retailers. The Company is integrating the distribution capabilities of SMS, which has warehousing, packing, sales and distribution operations in 24 major metropolitan areas across the country, with its food sales efforts. The Company believes that controlling distribution in some key markets into which it distributes can provide a competitive advantage over those competitors without such distribution capabilities.

     The Company was incorporated in Oklahoma on August 15, 1990. The Company's principal office is located at 6846 South Canton, Suite 110, Tulsa, Oklahoma 74136, and its telephone number is (918) 496-2400. Unless the context requires otherwise, all references to the "Company" include Silverado Foods, Inc. and its consolidated subsidiaries.


                                  RISK FACTORS

History of Increasing Operating Losses; Future Operating Results

     Although many of the individual entities and product lines which have been acquired by the Company have been in existence for many years, the Company has only been in existence since 1990. Since the Company has a limited history of owning and operating its acquired businesses, there can be no assurance that the Company will be successful in executing its long-term strategy. The Company has incurred increasing losses and generated negative cash flows from continuing operations in each of the Company's fiscal years since inception and during the first nine months of 1996. For the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1996, the Company incurred losses from continuing operations of $1,339,988, $2,206,268, $4,713,011 and $4,399,666,
respectively. There can be no assurance that the Company will operate profitably in the future.

Effects of the Sale of the Shares; Limited Liquidity for Common Stock

     At December 10, 1996, there were 7,044,234 shares of the Company's Common Stock outstanding; however, only approximately 4,491,250 of such shares were not held by affiliates. A total of 2,617,969 shares of the Company's Common Stock may be sold on the public markets by the Selling Shareholders, representing approximately 37% of the total outstanding shares of the Company at December 10, 1996. The substantial number of shares that may be sold on the public markets pursuant to this Prospectus by the Selling Shareholders could adversely affect the market price for the Company's Common Stock. In addition, the average weekly trading volume for the Company's Common Stock as reported by the American Stock Exchange for the third quarter of 1996 was approximately 22,385 shares. There can be no assurance that a more active trading market in the Common Stock will develop despite the significant increase in the number of shares of Common Stock that may be publicly traded as a result of the sale of the Shares by the Selling Shareholders.

Capital Resources and Liquidity

     During the third quarter, the Company amended its revolving credit facility with a bank and thereby increased the total amount available under such facility to $7 million, of which $6.2 million was drawn as of September 30, 1996, which was the full amount of the borrowing base at that time. The borrowing base is equal to 80% of eligible accounts receivable and 50% of eligible inventory.
Such loan is due in April 1998 with interest at prime payable monthly.

     In addition, the Company also amended the terms of its $5 million acquisition line of credit with the same bank and increased borrowings outstanding to $5 million as of September 30, 1996. Monthly payments of principal and interest on this line will commence on April 1, 1997, with the final payment being due on June 1, 2000. This line of credit bears interest at prime.

     The Company is subject to various covenants associated with its revolving line of credit and acquisition line of credit, such as limitations on payments of dividends and on the sale of a substantial portion of assets and on future indebtedness. Borrowings under these facilities are guaranteed as to repayment of principal and interest by the Company's Chief Executive Officer and his spouse.

     On October 22, 1996, the Company signed a non-binding letter of intent to complete a Regulation S offering for $3 million in convertible debentures bearing interest at 8%. This offering is to be completed within a 90 day period. Amounts received from the Regulation S offering will be used to reduce certain past due accounts payable. To date, the Company has issued $300,000 of such debentures. There can be no assurance that additional funds will be raised pursuant to this offering. These convertible debentures may be converted, after 45 days and at the option of the holders, into Common Stock of the Company at a conversion price for each share at the lower of (a) 70% of the closing price of the Common Stock for the day immediately preceding the conversion date or (b) 70% of the average of the closing prices of the Common Stock for the five business days immediately preceding the date of subscription by the holder. In addition, during the third quarter, the Company issued, in a private placement, $3,550,000 in principal amount of its 9% Convertible Subordinated Notes. $150,000 of these Notes are convertible at $2.50 per share and $3,400,000 are convertible at $3.25 per share. $3,000,000 in principal amount of such Notes have been purchased by the Company's Chief Executive Officer, who has agreed to exchange up to $3,000,000 in principal amount of such Notes for new notes with a conversion price set at a level which, when averaged with the debentures issued in the Regulation S offering, would result in an average conversion price of $3.25 per share. Amounts received from this debt financing were used to finance the Company's purchase of certain assets of the Bagel Place, Inc. and to reduce certain past due accounts payable. The Company is also seeking additional funds from the sale and leaseback of certain equipment and from borrowings from a bank to fund capital additions at its Tulsa manufacturing facility, but there can be no assurance that such funds will be available. The Company believes that current cash flows from operations when combined with the existing credit facilities and the proceeds received from the Regulation S offering will be sufficient to meet current cash flow requirements.

Potential Increases in Outstanding Shares

     The Company will be obligated to issue shares of its Common Stock upon the conversion of the convertible debentures issued in the Regulation S offering and upon conversion of the Company's 9% Convertible Subordinated Notes. The number of shares of Common Stock that may be issued depends upon the yet to be determined conversion price. The issuance of shares of Common Stock could cause an immediate dilution of the interests of other shareholders of the Company.
The availability of such shares for resale may depress the market price of the Common Stock as well as adversely affect the ability of the Company to, and the terms on which it can, raise additional equity capital. In addition, in the event the Company generates net income, there could be a substantial adverse impact on earnings per share if such additional shares are issued.

Food Product Industry Operations

     The manufacturing, marketing and sales of either existing or newly developed food product lines involve many risks and are subject to numerous factors outside of the Company's control. There can be no assurance that the Company will realize profits from any of its current product lines or from new products which may be either developed or acquired by the Company in the future. Profitability in the food product industry is subject to adverse changes in general business and economic conditions as well as other factors, including oversupply of certain food products at the wholesale and retail levels, product obsolescence resulting from changing consumer tastes, shortages in supplies of raw materials, fluctuating raw materials, and seasonality.

Product Liability Claims

     As a manufacturer and marketer of food products, the Company may be subjected to various product liability claims. While such claims to date have not been material to the Company and the Company maintains product liability insurance, there can be no assurance that such insurance will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to the Company. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim, could have a material adverse effect on the financial condition or results of operations of the Company.

Substantial Competition

     The Company operates in a highly competitive environment. It faces intense competition from regional, national and multi-national food companies. Many of these competitors have financial and other resources substantially in excess of those available to the Company.

Dependence on Key Personnel

     The success of the Company is largely dependent on the personal efforts and abilities of senior management, including Lawrence D. Field, Chairman and Chief Executive Officer of the Company, and Gerald E. Milton, President of the Company, and certain other key members of management, sales representatives and marketing personnel. The loss of either of their services or those of other key personnel could have a material adverse effect on the Company. In addition, the Company's continued growth depends on its ability to attract and retain additional skilled managers and employees and the ability of its key employees to negotiate acquisitions successfully, integrate operations and otherwise manage the Company's growth.

Control by Current Shareholders

     Prior to any sales of stock pursuant to this offering, five shareholders (comprising certain officers and directors of the Company and the two other largest shareholders) beneficially own approximately 46% of the issued and outstanding shares of Common Stock. Although there are no agreements among such shareholders, if they were to act in concert, they would be able to elect all of the Company's directors, increase the Company's authorized capital, dissolve, merge or sell the assets of the Company and generally direct the affairs of the Company.

Potential Anti-Takeover Devices

     The Company's Amended Certificate of Incorporation authorizes the issuance of 2,000,000 shares of preferred stock having such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In the event of such issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company which could be at a premium over the then existing market price of the Common Stock.

Possible Volatility of Market Price of Common Stock

     The market price for the Common Stock may be significantly affected by such factors as the Company's operating results and various factors affecting the economy in general. Further, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies, particularly of small and emerging growth companies, have experienced wide price fluctuations not necessarily related to the operating performance of such companies.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of shares of Common Stock in this offering.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock commenced trading on the American Stock Exchange on August 4, 1994, under the symbol "SLV." The following table sets forth the high and low sale prices per share of Common Stock, as reported in the American Stock Exchange composite transactions, for the periods indicated.

                                                         Stock Prices
                                                       -----------------
     Fiscal 1994                                        High       Low
     -----------                                       -------    ------
     Third Quarter.................................    $  7 1/8   $ 5
     Fourth Quarter................................    $  5 1/2   $ 3 3/4
     Fiscal 1995
     -----------
     First Quarter.................................    $  4 3/8   $ 2 1/2
     Second Quarter................................    $  3 7/8   $ 2 5/8
     Third Quarter.................................    $  5       $ 3 5/8
     Fourth Quarter................................    $  4 7/16  $ 2 3/4
     Fiscal 1996
     -----------
     First Quarter.................................    $  3 1/4   $ 2 1/2
     Second Quarter................................    $  3 15/16 $ 3
     Third Quarter.................................    $  3 3/8   $ 2 1/2
     Fourth Quarter (through December 10, 1996)....    $  3 1/8   $ 2 7/16

     A recent closing price of the Common Stock, as reported by the American Stock Exchange, is set forth on the cover page of this Prospectus. As of December 10, 1996, the Company had 7,044,234 shares of Common Stock outstanding, excluding 26,995 shares held in the Company's treasury, which were held by approximately 1,032 beneficial owners, represented by 121 shareholders of record.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain any earnings for the operation and expansion of the Company's business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of dividends will depend upon results of operations, capital requirements, the financial condition of the Company and such other factors as the Board of Directors of the Company may determine. In addition, the Company's revolving credit facility restricts the Company's ability to declare or pay cash dividends under certain circumstances.

                                 SELLING SHAREHOLDERS

     The following table sets forth certain information as of the date of this Prospectus with respect to the Selling Shareholders. If all the shares offered pursuant to this Prospectus are sold, none of the Selling Shareholders will beneficially own any shares of the Company's Common Stock, except that ML Oklahoma Venture Partners, Limited Partnership will continue to own a stock purchase warrant for the purchase of 12,121 shares of Common Stock. Any or all of the shares offered hereby may be offered for sale by any of the Selling Shareholders from time to time. Unless otherwise noted, each Selling Shareholder has sole voting and investment power with respect to such shares.

                                                        Beneficial Ownership
                                                          Prior to Offering
                                                  ---------------------------------       Number of
                                                                                        Shares Which
                                                                                         May Be Sold
                                                                                         Pursuant to
             Selling Shareholder                     Shares       Percent of Class     This Prospectus
----------------------------------------------    ------------    -----------------    ---------------
ML Oklahoma Venture Partners,
  Limited Partnership (1).....................      717,802(2)         10.2%                705,681
The Texas Growth Fund--1991 Trust (3).........      450,000(4)          6.4%                450,000
Stephen J. Sirianni (5).......................      233,334             3.3%                233,334
Richard Martin (5)............................      233,333             3.3%                233,333
Timothy Soldati (5)...........................      233,333             3.3%                233,333
David J. McElroy (6)..........................      191,490             2.7%                191,490
Gerald Cramer.................................      118,800             1.7%                118,800
Ingleside Company.............................      118,700             1.7%                118,700
J. Wayne Jones, Trustee of the Mom's
  Best Cookies, Inc. Liquidating Trust (7)....       62,571             1.0%                 62,571
Ess Cee Ltd...................................       38,551              *                   38,551
Stephen J. Warner (8).........................       35,651              *                   35,651
Goodness Gardens, Inc.........................       20,000              *                   20,000
Kenneth Court LLC.............................       20,000              *                   20,000
Richard Fuld, Jr..............................       20,000              *                   20,000
Sheldon Weinig................................       20,000              *                   20,000
Thomas C. Israel..............................       19,500              *                   19,500
Barry W. Gray.................................       19,500              *                   19,500
William A. Bowen..............................       11,250              *                   11,250
W. Ed Tyler...................................       11,250              *                   11,250
Jay Abramson..................................       10,000              *                   10,000
Fred Filoon...................................       10,000              *                   10,000
Richard Rogel.................................        9,800              *                    9,800
Oliver Sockwell...............................        9,800              *                    9,800
Clement Moore II..............................        9,800              *                    9,800
Isaac R. Dweck................................        5,625              *                    5,625
                                                  ---------                               ---------
                                                  2,630,090                               2,617,969
--------------------

* Represents less than 1% of the Common Stock outstanding.

(1) Joe D. Tippens, a consultant for the corporate general partner of the managing general partner of ML Oklahoma Venture Partners, Limited Partnership ("ML Oklahoma"), serves as a member of the Company's Board of Directors.

(2) Includes 12,121 shares purchasable pursuant to presently exercisable stock purchase warrants. MLOK Co., Limited Partnership is the managing general partner of ML Oklahoma. Merrill Lynch Venture Capital Inc., an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. is the sole general partner of MLOK Co., Limited Partnership. Merrill Lynch & Co., Inc. is a widely-held public company. MLOK Co., Limited Partnership, Merrill Lynch Venture Capital Inc. and Merrill Lynch & Co., Inc. may be deemed to be the beneficial owners of these shares. Merrill Lynch & Co., Inc. disclaims beneficial ownership of these shares.

(3) Stephen M. Soileau, an executive vice president of the Executive Director of The Texas Growth Fund-1991 Trust ("Texas Growth Fund"), served as a member of the Company's Board of Directors until February 1996.

(4) TGF Management Corp. is the Executive Director of Texas Growth Fund. However, sole investment and voting power with respect to these shares is exercised by the Board of Trustees of Texas Growth Fund which is comprised of nine individuals who are selected in accordance with certain statutorily defined procedures.

(5) In connection with the Company's acquisition of substantially all of the assets of Nonni's, Inc. ("Nonni's") in December 1993, the Company entered into a seven-year employment agreement with each of the three shareholders of Nonni's, Stephen J. Sirianni ("Sirianni"), Richard Martin ("Martin") and Timothy Soldati ("Soldati"). In addition, Sirianni served as a vice president of the Company until May 1996.

(6) In connection with the Company's acquisition of substantially all of the assets of The Marveloaf Corp. ("Marveloaf") in January 1996, David J. McElroy ("McElroy"), who was the president and sole stockholder of Marveloaf, entered into a two-year employment agreement with the Company.

(7) In connection with the Company's acquisition of substantially all of the assets of Mom's Best Cookies, Inc. ("Mom's") in July 1994, J. Wayne Jones ("Jones"), who was the president and majority stockholder of Mom's, entered into a two-year employment agreement with the Company.

(8) Mr. Warner served as a member of the Company's Board of Directors until August 1994.

    In connection with the acquisition by the Company of substantially all of the assets of Nonni's, the Company agreed to pay certain royalties with respect to the product lines acquired from Nonni's. Pursuant to a Royalty Termination Agreement dated November 8, 1996, effective July 22, 1996, the Company agreed to issue shares of Common Stock to Sirianni, Martin and Soldati in exchange for termination of such royalty obligations. Under a Registration Rights Agreement dated November 8, 1996, between the Company and Sirianni, Martin and Soldati, the Company agreed to prepare and file, within 60 days following the date of such Royalty Termination Agreement, a registration statement on Form S-3 with respect to certain shares of Common Stock acquired by Sirianni, Martin and Soldati from the Company pursuant to the Royalty Termination Agreement and to use its best efforts to cause such registration statement to become effective, and to keep such registration statement effective until the earlier of (i) the date on which restrictions on sales of the shares covered by such registration statement would otherwise terminate pursuant to Rule 144(k) under the Securities Act, (ii) the sale of all of the shares covered by such registration statement, or (iii) in the opinion of counsel to the Company, the shares covered by such registration statement may be sold without registration or restriction.

     In connection with the acquisition by the Company of substantially all of the assets of Marveloaf, the Company and McElroy entered into a Registration Rights Agreement dated January 5, 1996, pursuant to which the Company agreed, upon the request of McElroy, to prepare and file a registration statement on Form S-3 or other available form with respect to the shares of Common Stock acquired by McElroy from the Company pursuant to such purchase and sale of assets, to use its best efforts to cause such registration statement to become effective, and to keep such registration statement effective for a period of 24 months from the date it becomes effective or, if earlier, until (i) all the shares are sold in accordance with the registration, or (ii) in the opinion of counsel to the Company, satisfactory to McElroy, registration of McElroy's shares of Common Stock is no longer required under the Securities Act and McElroy may sell all remaining shares in the open market without limitation as to volume and without being required to file any forms or reports with the Commission under the Securities Act or the regulations thereunder.

     In connection with the Company's acquisition of substantially all of the assets of Mom's, the Company and Mom's entered into a Registration Rights Agreement dated July 29, 1994, pursuant to which the Company agreed, upon the request of Mom's, to prepare and file a registration statement with respect to the shares of Common Stock acquired by Mom's from the Company pursuant to such purchase and sale of assets, to use its best efforts to cause such registration statement to become effective, and to keep such registration statement effective for a period of not less than three months. Subsequent to the sale of assets by Mom's to the Company, all rights of Mom's were transferred to Jones, as Trustee of the Mom's Best Cookies, Inc. Liquidating Trust (the "Mom's Trustee").

     Additionally, the Company and the Selling Shareholders other than Sirianni, Martin, Soldati, McElroy and the Mom's Trustee are parties to an Amended and Restated Registration Rights Agreement dated August 18, 1993, as amended, pursuant to which the Company agreed, under certain circumstances upon the request of such Selling Shareholders, to file a registration with respect to the shares of Common Stock owned by such Selling Shareholders. In addition, such Amended and Restated Registration Rights Agreement provided that if the Company proposes to register any Common Stock under the Securities Act pursuant to a form which may be utilized for the registration of Common Stock held by parties to such agreement, such parties have the right to request the Company to include in such registration the Common Stock held by such parties. The Selling Shareholders other than Sirianni, Martin, Soldati, McElroy and the Mom's Trustee have exercised such "piggyback" registration rights in connection with this registration.

     This Prospectus constitutes a part of the Registration Statement filed by the Company in accordance with the registration rights agreements described above. The Company is responsible for and will bear the costs and expenses of preparing and maintaining such Registration Statement.


                              PLAN OF DISTRIBUTION

     Shares of Common Stock may be sold pursuant to this Prospectus from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market or on one or more exchanges, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by (i) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; and (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any shares which qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Conner & Winters, A Professional Corporation, Tulsa, Oklahoma.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been so incorporated in reliance upon the authority of said firm as experts in giving said reports.

     Future financial statements of the Company and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent said firm has audited those financial statements and consented to the use of their reports thereon.

--------------------------------------------------------------------------------
     No person has been authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                ---------------


        TABLE OF CONTENTS

                                  Page
                                  ----
Available Information..........     2
Incorporation of Certain
  Documents by Reference.......     2
The Company....................     3
Risk Factors...................     3
Use of Proceeds................     6
Price Range of Common Stock....     6
Dividend Policy................     6
Selling Shareholders...........     7
Plan of Distribution...........     9
Legal Matters..................     9
Experts........................    10


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                                2,617,969 Shares



                             SILVERADO FOODS, INC.



                                  Common Stock



                              -------------------

                              P R O S P E C T U S

                              -------------------



                               December 10, 1996


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